EXHIBIT 4.1

SECOND AMENDMENT TO SECTION 382 RIGHTS AGREEMENT

This Second Amendment, dated as of September 24, 2009 (this “Amendment”), to the Section 382 Rights Agreement, dated as of March 5, 2009, as amended as of April 7, 2009 (collectively, the “Section 382 Rights Agreement”), is made between Pulte Homes, Inc., a Michigan corporation (the “Company”), and Computershare Trust Company, N.A., a federally chartered trust company (the “Rights Agent”). Capitalized terms not otherwise defined herein have the meanings given to such terms in the Section 382 Rights Agreement.

WHEREAS, the Board of Directors of the Company has determined that it is advisable and in the best interests of the Company and its shareholders to put the Section 382 Rights Agreement to a binding vote at the Company’s 2010 annual meeting;

WHEREAS, the Board of Directors of the Company has determined it is in the best interests of the Company and its shareholders to revise Section 1(d) of the Section 382 Rights Agreement; and

WHEREAS, pursuant to its authority under Section 27 of the Section 382 Rights Agreement, the Board of Directors of the Company has authorized and approved this Second Amendment to the Section 382 Rights Agreement as of the date hereof, and an appropriate officer of the Company has delivered a certificate to the Rights Agent in accordance with Section 27 of the Section 382 Rights Agreement.

NOW THEREFORE, in consideration of the premises and the mutual agreements herein set forth in this Amendment, the parties hereby agree as follows:

1. The Company hereby directs the Rights Agent, in its capacity as Rights Agent and in accordance with Section 27 of the Section 382 Rights Agreement, to execute this Amendment.

2. Section 1 of the Section 382 Rights Agreement is hereby amended by adding the following definition thereto:

(cc) “Shareholder Approval” shall mean the approval of this Agreement by the affirmative vote of the holders of a majority of the voting power of the outstanding Common Shares of the Company entitled to vote, and voting together without regard to class, and that are present, or represented by proxy, and are voted on the proposal to approve this Agreement, at a meeting of shareholders of the Company duly held in accordance with the Company’s articles of incorporation (as amended) and applicable law.

3. Section 1(d) of the Section 382 Rights Agreement is hereby amended in its entirety as follows:

(d) A Person shall be deemed a “Beneficial Owner” of, shall be deemed to have “Beneficial Ownership” and shall be deemed to “Beneficially Own”

any securities which such person directly owns, or would be deemed to constructively own, pursuant to Section 382 and the Treasury Regulations promulgated thereunder.

4. Section 7(a) of the Section 382 Rights Agreement is hereby amended to read in its entirety as follows:

(a) Subject to Section 7(e), the registered holder of any Rights Certificate may exercise the Rights evidenced thereby (except as otherwise provided herein including, without limitation, the restrictions on exercisability set forth in Section 9(c), Section 11(a)(iii) and Section 23(a)) in whole or in part at any time after the Distribution Date upon surrender of the Rights Certificate, with the form of election to purchase and the certificate on the reverse side thereof duly executed, to the Rights Agent at the principal office or offices of the Rights Agent designated for such purpose, together with payment of the aggregate Purchase Price with respect to the total number of one one-thousandths of a Preferred Share (or Common Shares, other securities, cash or other assets, as the case may be) as to which such surrendered Rights are then exercisable, at or prior to the earliest of (i) the Close of Business on June 1, 2013 (the “Final Expiration Date”), (ii) the time at which the Rights are redeemed as provided in Section 23, (iii) the time at which such Rights are exchanged pursuant to Section 24, (iv) the Close of Business on the effective date of the repeal of Section 382 or any successor statute if the Board of Directors of the Company determines that this Agreement is no longer necessary or desirable for the preservation of Tax Benefits, (v) the Close of Business on the first day of a taxable year of the Company to which the Board of Directors of the Company determines that no Tax Benefits may be carried forward, and (vi) June 1, 2010 if Shareholder Approval has not been obtained by such date (the earliest of (i), (ii), (iii), (iv), (v) and (vi) being herein referred to as the “Expiration Date”).

5. This Amendment shall be deemed to be a contract made under the laws of the State of Michigan and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts made and to be performed entirely within such State, provided, however, that all provisions regarding the rights, duties and obligations of the Rights Agent shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such State.

6. This Amendment shall be deemed effective as of September 24, 2009. Except as otherwise amended hereby, the Section 382 Rights Agreement shall remain in full force and effect and shall be otherwise unaffected hereby.

7. This Amendment may be executed in counterparts and each of such counterparts shall for all purposes be deemed to be an original, and both such counterparts shall together constitute but one and the same instrument.

* * * * *

IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to Section 382 Rights Agreement to be duly executed and their respective corporate seals to be hereunto affixed and attested, all as of the day and year first above written.

Attest:		PULTE HOMES, INC.

By:	/s/ Greg M. Nelson	By:	/s/ Steven M. Cook
Name:	Greg M. Nelson	Name:	Steven M. Cook
Title:	Assistant Secretary	Title:	Senior Vice President, General Counsel and Secretary

Attest:		COMPUTERSHARE TRUST COMPANY, N.A.

By:	/s/ Douglas Ives	By:	/s/ Dennis Moccia
Name:	Douglas Ives	Name:	Dennis Moccia
Title:	Senior Relationship Manager	Title:	Managing Director

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